Mail Stop 4561

August 13, 2007

Mr. Sam K. Duncan
Chief Executive Officer
Officemax, Inc.
263 Shuman Boulevard
Naperville, Illinois 60563

      Re: **Officemax, Inc.**
               Form 10-K for the Fiscal Year Ended December 30, 2006
               Form 10-Q for the Quarterly Period Ended March 31, 2007
               Form 10-Q for the Quarterly Period Ended June 30, 2007
               File No. 001-05057

Dear Mr. Duncan:

We have reviewed your response letter dated June 4, 2007 and the above referenced filings and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 17

1.   Your response to prior comment number 1 states, in part, that you "will ensure any future uses of non-GAAP measures include all of the disclosures identified in Item 10 of

Regulation S-K, and continue to consider the guidance set forth in the FAQ." Please address the following comments with respect to your disclosure requirements.

- Revise future filings to provide a reconciliation by schedule for each non-GAAP measure presented in your filing pursuant to Item 10(e)(i)(B) of Regulation S-K. It is our understanding that you are currently providing a reconciliation by an other clearly understandable method. However, when your non-GAAP measures include multiple reconciling items, you should provide a reconciliation by schedule to ensure the investor can clearly understand the reconciliation. For example, your non-GAAP income from continuing operations disclosure for fiscal year 2005 on page 21 of your Form 10-K for the fiscal year ended December 31, 2006 list five reconciling items from your GAAP measure. In order to ensure this measure is clearly understandable, you should provide a reconciliation by schedule.

- Revise future filings to identify each of your non-GAAP financial measures and appropriately describe them as non-GAAP measures. In this respect, you should not use titles or descriptions that are the same as, or confusingly similar, to titles or descriptions used for GAAP financial measures pursuant to Item 10(e)(i)(B) of Regulation S-K. For example your disclosure on page 21 uses the title of "income from continuing operations" when referring to a non-GAAP financial measure, which is the same description used for GAAP financial measures.

- Please clarify how you have considered the disclosure guidance in Question 8 of the non-GAAP FAQ. In this respect, it does not appear that you have disclosed, the economic substance behind management's decision to use the non-GAAP financial measure, the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, and the manner in which management compensates for these limitations when using the non-GAAP financial measure. Please revise future filings to provide this disclosure or clarify why you do not believe that such disclosure is applicable.

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As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief